UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20459



                      FINAL AMENDMENT TO SCHEDULE 13E-4



                        ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1)of the Securities Exchange Act OF 1934)


                          COMMUNITY BANCORP, INC.
               (Name of Issuer and Person Filing Statement)


                      COMMON STOCK, $2.50 PAR VALUE
                      (Title of Class of Securities)


                                203426101
                  (CUSIP Number of Class of Securities)


                          DONALD R. HUGHES, JR.
                           TREASURER AND CLERK
                              17 POPE STREET
                             HUDSON, MA  01749
                              (978) 568-8321

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing the Statement)


                                 COPY TO:

                         DAVID F. HANNON, ESQUIRE
                            CRAIG AND MACAULEY
                         PROFESSIONAL CORPORATION
                           600 ATLANTIC AVENUE
                            BOSTON, MA  02210


                             OCTOBER 15, 1997
    (Date Tender Offer, Proration Period, and Withdrawal Rights Expired)

Amount Previously Paid:  $300.00        Filing Party:  Issuer
Form of Registration No.:  13E-4        Date Filed:  September 15, 1997

This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated September 15, 1997, filed by Community Bancorp, Inc., a Massachusetts corporation (the "Company"), relating to the Company's offer to purchase up to 125,000 shares (the "Shares") (including the associated Preferred Share
Purchase Rights), at a price of $12.00 per share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 1997 (the "Offer"), and related Letter of Transmittal, copies of which are attached as Exhibits 99.(a)(1) and 99.(a)(2), respectively, to the Statement.


ITEM 1.  SECURITY AND ISSUER.

The Offer expired at 5:00 P.M., E.D.T., on Wednesday, October 15, 1997. A total of 24,301 Shares of Common Stock were tendered pursuant to the Offer. The Company purchased all 24,301 Shares tendered at a price of $12.00 per share.


Item 9.  MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby amended to add the following Exhibit:

99.(a)(7)   Form of Letter to Shareholders of the Company from James A.
            Langway, President and Chief Executive Officer, dated
            October 20, 1997.

SIGNATURE
---------

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


COMMUNITY BANCORP. INC.



By:     /s/ James A. Langway
        --------------------

Name:   James A. Langway
Title:  President and Chief Executive Officer

Dated:  October 20, 1997

                            INDEX TO EXHIBITS
                            -----------------

Exhibit
 Number                        Description
-------                        -----------

99.(a)(7)   Form of Letter to Shareholders of the Company from James A.
            Langway, President and Chief Executive Officer, dated
            October 20, 1997.